

October 17, 2012

Via E-mail
Michael D. Newman
Chief Financial Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, FL 33496

     Re: **Office Depot, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 28, 2012
               File No. 001-10948

Dear Mr. Newman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income (Loss), page 117

1. Please tell us your consideration of disclosing in the notes to the financial statements the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12 and 220-10-45-17.

Note A – Summary of Significant Accounting Policies, page 120

Revenue Recognition, page 122

2. We note your disclosure on page 3 and elsewhere that you sell office products and services using franchise agreements as well as company-owned operations, joint ventures and other arrangements. Please tell us your consideration of distinguishing revenue and costs related to franchised stores from revenue and costs related to company-owned operations. Further, tell us what consideration was given to disclosing the number of franchised stores and any significant changes in the number of franchised stores during the periods presented. Refer to ASC 952-605-45 and ASC 952-605-50.

Note C – Property and Equipment, page 126

3. Please tell us your consideration of disclosing depreciation expense. Refer to ASC 360-10-50-1.a.

Note P – Acquisition and Dispositions, page 147

4. We note your dispositions of the Japan and Israel operations in December 2010 and that you entered into licensing agreements with the respective buyers. In that regard, explain to us why you did not report discontinued operations for these dispositions in the financial statements. Refer to ASC 205-20-45-1.

Exhibit 99, page 162

5. We note you recognized earnings from your joint venture in Mexico of approximately $34 million, $31 million and $31 million in 2011, 2010 and 2009 respectively. Given you recognized a loss before income taxes of $(56,675) in 2010 it appears you may have met the significance threshold for audited financial statements. Please tell us your consideration of providing audited financial statements for the fiscal year ended December 31, 2010. Refer to Rule 3-09 of Regulation S-X.

Note 17. Differences between MFRS and accounting principles generally accepted in the United States of America ("U.S. GAAP"), page 25

6. We note your disclosure that assets, liabilities and stockholders' equity under MFRS include the effects of inflation recognized through December 31, 2007. Please tell us what consideration you gave to providing restated balances of individual balance sheet line items or describing in numerical terms how balance sheet lines items would specifically change under U.S. GAAP.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Peter Boylan